# Redivivus Inc.



# ANNUAL REPORT

214 Main Street

El Segundo, CA 90245

(424) 277-9101

https://www.redivivus.tech/


This Annual Report is dated April 11, 2025.


## BUSINESS

Redivivus, Inc is a Delaware C-Corporation with primary business in California. In 2023, the Board of Directors and majority shareholders approved a plan for the Company to convert from a C-Corporation in Colorado to a C-Corporation in Delaware. Accordingly, the primary business location of the Company was converted from Colorado to California.

Redivivus was founded with a mission to enable a circular, safe, and resilient supply chain for the U.S. battery industry. We believe that batteries are the foundation for an energy transition and that ultimately, more battery recycling means less mining for critical materials. Our proprietary technologies include Redi-Shred and Redi-Cycle which are based on a hybrid process of hydrometallurgical and electrochemical lithium-ion battery recycling.

Our objective is accomplished in two parts— battery processing/neutralization, and material recovery. Redi-Shred is a battery shredder that neutralizes the battery material and thereby enables the safe and cost-effective transportation of stable battery material. Redi-Cycle is the material recycling process to recover critical material in a lithium-ion battery and return the metals to the super-alloy and stainless-steel industries. Redi-Cycle uses a hybrid process of hydrometallurgical and electrochemical recycling, unique within the battery recycling industry. Our novel, no-burn, hydrometallurgical and electrochemical process cost-effectively extracts a Nickel and Cobalt ingot from the lithium-ion battery with minimal thermal emissions.

Our novel approach provides a complete solution for hazardous battery materials and an immediate, efficient, and safe process to reclaim materials found in existing battery waste. We have a patent pending for our Redi-Cycle technology and Redi-Shred process. Our company operates under trade secret confidentiality agreements and invention assignments. We have been granted the trademarks of Redivivus and Redi-Shred.


## Previous Offerings

Name: Common Stock & Preferred Stock

Type of security sold: Equity

Final amount sold: $167,579.00

Number of Securities Sold: 9,194,500

Use of proceeds: Redi-Cycle proof of concept and legal fees

Date: April 15, 2020

Offering exemption relied upon: Rule 504, Reg D

Name: Common Stock

Type of security sold: Equity

Final amount sold: $30,000.00

Number of Securities Sold: 13,333

Use of proceeds: Marketing

Date: September 30, 2021

Offering exemption relied upon: Rule 501, Reg D

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2024 Compared to 2023

Revenue
The Company generated revenue of $61,193 in 2024 after completing a successful pilot with the largest global OEM. No revenue was generated in 2023

Cost of Revenue
The Company did not incur any material cost of goods sold in 2024 and 2023.

Gross Margins
The Company generated $61,193 of gross profit in 2024. No gross profit was generated in 2023.

Expenses
Increases in 2024 expenses were primarily driven by General & Administration (G&A) which consisted of higher research & development, legal and consulting expenses. Expenses in 2023 were primarily driven by research & development, equipment and material supply. Legal expenses were driven by corporate restructuring, IP and general corporate matters.

Historical results and cash flows:
Cash flow for both 2024 and 2023 were negative from operations due to operating expenses for research and development as well as general administrative expenses such as legal, consulting expenses, and legal. All negative cash flows were funded by external capital financings.

Future cash flows from operations are expected to be negative and funded from capital raising efforts.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $61,193.00. [*The Company intends to raise additional funds through an equity financing*.]

### Debt

As of December 31th, 2024, there is $1.4M of total liabilities on the Company's Balance Sheet which consists of $858,562 of short term liabilities and $604,671 related to Simple Agreement for Future Equity ("SAFE") investment from ENEOS CVC.

Given limited cash balance, to extend runway, Management Team has elected to defer cash compensation until additional capital is secured through on-going fundraising efforts. Increase in short term liabilities is largely driven by Accrued Payroll of $734,510.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Erika Guerrero

Erika Guerrero currently splits her time with Electric Goddess. Erika Guerrero currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: February 2022 - Present
Responsibilities: The CEO is responsible for providing strategic leadership for the company and will closely coordinate

and work with the Board of Directors and senior leadership team. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

Position: Board Member & Secretary
Dates of Service: January 2020 - Present
Responsibilities: The Board Member and Officer is responsible for corporate governance and strategy as an advocate for the shareholders.
Other business experience in the past three years:

Employer: Electric Goddess
Title: Founder & CEO
Dates of Service: January 2019 - Present
Responsibilities: Business operations, battery industry research & development

Name: Mike Chalapong
Mike Chalapong''s current primary role is with Redivivus, Inc. Mike Chalapong currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer
Dates of Service: October, 2023 - Present
Responsibilities: Main responsibilities include overseeing Sales (sales, partnerships, business development), Engineering (R&D and Engineering Operations), Operations (Manufacturing/Service, Supply Chain, Program Management, Customer Success), and grant (application and administration). COO will closely coordinate and work with CEO and senior leadership team to ensure product market fit. The duty of loyalty requires that a COO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

Other business experience in the past three years:
Employer: Gradient Comfort
Title: Vice President of Operations
Dates of Service: December, 2021 - September, 2023
Responsibilities: Oversee manufacturing ops, supply chain, Q&A.

Employer: Chalapong Consulting
Title: Operations and Strategy Consultant
Dates of Service: September, 2023 - current
Responsibilities: Advisory services including business operations, supply chain / manufacturing, sourcing and supplier qualification, and P2P systems at startups and small businesses.


Name: Jian Chai
Jian Chai''s current primary role is with Redivius, Inc. Jian Chai currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: December, 2023 - Present
Responsibilities: Main responsibilities include overseeing Accounting, Finance, Investor Relations, Go-to-market strategy, and general corporate administration. CFO will closely coordinate and work with CEO and senior leadership team. The duty of loyalty requires that a CFO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.


Other business experience in the past three years:
Employer: Gradient Comfort
Title: Chief Financial Officer
Dates of Service: October, 2021 - November, 2023
Responsibilities: Oversee finance, accounting, strategy and investor relations.

Employer: HiPOT Inc
Title: Managing Partner
Dates of Service: November, 2023 - Present
Responsibilities: Consulting firm specialized in M&A, strategic finance, and technical accounting for technology companies in manufacturing.

Name: Erik Fleming
Erik Fleming's current primary role is with Yazaki Innovation Inc. He currently services 1- 5 hours per week in his role as Board of Director with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Director
Dates of Service: January, 2020 - Present
Responsibilities: Work closely with the CEO and senior leadership team on the strategic direction of the Company. He does not currently receive compensation for his role.
Other business experience in the past three years:

Employer: Yazaki Innovation Inc
Title: CEO & President
Dates of Service: June, 2022 - Present
Responsibilities: Responsible for oversight of all the groups under Yazaki Innovation Inc including Emerging Automotive Group (EAG), Business Development Department (BDD), and Venture Scouting Department (VSD). Providing leadership, strategic planning and direction, operations, and overall P&L responsibility.

Employer: ERF Consulting Inc
Title: Operations and Supply Chain Consultant
Dates of Service: October, 2018 - July 2022
Responsibilities: Partner with various sized companies to streamline their operations and supply chain strategies • Worked with Brookfield Asset Management to evaluate the Clarios procurement team pre and post-acquisition. • Supported Boosted Boards (for Kholsa Ventures) in sourcing their new line of electric scooters. • Currently run the ops and supply chain for Enverid (for Ajax Strategy). • Leading the sourcing efforts for Aptera (an EV company in San Diego). • Running ops and supply chain for Shaper Tools in San Francisco. • Sit on the board of Redivivus Inc. a Lithium Ion Battery recycling start up.

Name: JP Sado
JP Sado's current primary role is with Magna International. JP Sado currently services 1-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: January, 2020 - Dec, 2024
Responsibilities: Work closely with other Board of Directors, CEO, and senior leadership team on the strategic direction of the Company. He does not currently receive compensation for his role.

Other business experience in the past three years:
Employer: Magna International
Title: Senior Director
Dates of Service: December, 2022 - Present
Responsibilities: Business Development and Strategy

Employer: Can Art Aluminum Extrusion
Title: Director
Dates of Service: January, 2017 - December, 2022
Responsibilities: Business Development and Operations

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Erik R. Fleming
Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 25.2

Title of class: Common Stock
Stockholder Name: Erika L. Guerrero
Amount and nature of Beneficial ownership: 926,250
Percent of class: 13.3

Title of class: Common Stock
Stockholder Name: Luke R. Workman
Amount and nature of Beneficial ownership: 926,250
Percent of class: 13.3

## RELATED PARTY TRANSACTIONS

None

## OUR SECURITIES

The amount of security authorized is 25,000,000 with a total of 6,953,980 Common Stock outstanding. In addition, 2023 Stock Incentive Plan was amended to increase to 7,666,876 of stock options.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The

Company offered Common Stock in the amount of up to $1,069,999 in previous offering, and $477,042 was raised net of fees and expenses. The Company is currently in the process of raising additional capital to fund the next phase of growth, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Redi-Shred and Redi-Cycle or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Redi-Shred. Delays or cost overruns in the development of our Redi-Shred and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Redivivus, Inc. was formed on Jan. 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Redivivus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Redivivus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Redivivus could harm our reputation and materially negatively impact our financial condition and business. Protection of on-board equipment during vehicle crash and/ or vehicle safety crash test certifications. Safety systems will need to be designed to maintain a safe load in the event that the Redi-Shred truck is involved in a crash. If the Redi-Shred truck is involved in a crash, then the market may lose confidence in the Redi-Shred technology, rendering it obsolete. Moreover, if the Redi-Shred truck is involved in a crash, the Company may incur significant losses if a crash results in injuries or property damage that the Company must pay for. Shredder power requirements for various battery module potting designs. Battery module designs will vary and continue to develop. The choice and amount of potting in these designs presents technical risk and a potential need to greatly oversize the shredder to handle all module designs. Making these changes will require significant financial resources, and we may be unable to accommodate all necessary changes. Contamination Issues Shredding modules with integrated BMS may present downstream contamination issues for Redi-Cycle or another customer's recycling process. These issues could render the technology obsolete and may require the Company to expend significant financial resources to remedy any such contamination. Final economics and weight optimization are still unknown. Although equipment weight and subsystem design weights have been estimated, final design weights will vary thereby changing the estimated battery shred capacity of each truck. Permitting Issues. Potential permitting issues from the Environmental Protection Agency (EPA), the Department of Transportation (DOT), or local jurisdiction differences may exist between states requiring the final design to be modified to accommodate local requirements. These design changes may be unfeasible or may impose significant financial burdens on the Company. Tramp Element Purity. The Company must achieve tramp element purity levels required for aerospace-grade metal at production rates. The Company may be unable to reach such levels or if it is able to do so, it may be able to do so at costs that impose significant financial burdens on the Company. Risk of New Contaminants. Variations in new battery module designs may introduce risk of new contaminants in-process and require additional purification processes - thereby increasing original operational cost estimates. Redi-Shred & Redi-Cycle The Company has attempted to identify and list the technical risks associated with the Redi-Shred and Redi-Cycle technologies. However, not all risks can be known at this time. As these technologies are further developed, other risks may emerge and the technology may be unable to be marketable in a real world environment. If these technologies fail, or if it is not practical to develop them with economic efficiency, these technologies may be incapable of producing revenues or profits for the Company. If these technologies fail, or if the Company is unable to develop, market, and sell them in a cost-efficient manner, then the value of the Company would be significantly reduced and the value of your investment will be significantly reduced.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2025.

**Redivivus Inc.**

By   /s/ *Jian Chai*

Name: Redivivus Inc

Title:   CFO

Exhibit A

**FINANCIAL STATEMENTS**

# REDIVIVUS, INC.

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024, AND 2023
### *(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page


FINANCIAL STATEMENTS:



# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Redivivus, Inc.
El Segundo, California

We have reviewed the accompanying financial statements of Redivivus, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries from the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

March 13, 2025
Los Angeles, California

| As of December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash & Cash Equivalents | $ 64,164 | $ 448,377 |
| **Total Current Assets** | **64,164** | **448,377** |
| | | |
| Property and Equipment, net | 34,364 | 46,844 |
| **Total Assets** | $ **98,528** | $ **495,221** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $ - | $ - |
| Other Current Liabilities | 858,562 | - |
| **Total Current Liabilities** | **858,562** | **-** |
| | | |
| Simple Agreement for Future Equity (SAFEs) | 604,671 | 604,671 |
| **Total Liabilities** | **1,463,233** | **604,671** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 695 | 1,030 |
| Additional Paid in Capital | 754,862 | 656,550 |
| Accumulated Deficit | (2,120,262) | (767,029) |
| **Total Stockholders' Equity** | **(1,364,705)** | **(109,450)** |
| **Total Liabilities And Stockholders' Equity** | $ **98,528** | $ **495,221** |

*See accompanying notes to financial statements.*

**REDIVIVUS INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 61,193 | $ - |
| Cost Of Goods Sold | - | - |
| **Gross Profit** | **61,193** | **-** |
| | | |
| **Operating Expenses** | | |
| General And Administrative | 1,401,875 | 513,882 |
| Sales And Marketing | 12,551 | 7,360 |
| **Total Operating Expenses** | **1,414,426** | **521,242** |
| | | |
| **Net Operating Loss** | **(1,353,233)** | **(521,242)** |
| | | |
| Interest Expense | - | - |
| Other Loss | - | 5,597 |
| **Loss Before Provision For Income Taxes** | **(1,353,233)** | **(526,839)** |
| Provision/(Benefit) For Income Taxes | - | - |
| **Net Loss** | **$ (1,353,233)** | **$ (526,839)** |

*See accompanying notes to financial statements.*

**REDIVIVUS INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **(in , $US)** | **Shares** | | **Amount** | | **Additional Paid in Capital** | **Accumulated Deficit** | | **Total Shareholders' Equity** |
| **Balance—December 31, 2022** | 10,295,215 | $ | 103 | $ | 653,599 | $ | (240,190) | **$ 413,512** |
| Conversion to Delaware Corporation (change in par value of stock) | - | | 927 | | - | | - | 927 |
| Share-Based Compensation | - | | - | | 2,951 | | - | 2,951 |
| Net Loss | - | | - | | - | | (526,839) | (526,839) |
| **Balance—December 31, 2023** | **10,295,215** | **$** | **1,030** | **$** | **656,550** | **$** | **(767,029)** | **$ (109,450)** |
| Relinquishment of shares, cancelled | (3,958,100) | | (396) | | (70,505) | | - | (70,901) |
| Issuance of Stock | 616,865 | | 62 | | - | | - | 62 |
| Share-Based Compensation | - | | - | | 168,817 | | - | 168,817 |
| Net Loss | - | | - | | - | | (1,353,233) | (1,353,233) |
| **Balance—December 31, 2024** | **6,953,980** | **$** | **695** | **$** | **754,862** | **$** | **(2,120,262)** | **$ (1,364,705)** |

*See accompanying notes to financial statements.*

**REDIVIVUS INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (1,353,233) | $ (526,839) |
| *Adjustments to reconcile net loss to net cash used by operating activities:* | | |
| Depreciation Expense | 12,480 | 12,484 |
| Share-based Compensation | 168,817 | 2,951 |
| Fair value in excess of stated value of derivative instrument | - | 4,671 |
| Change in Nominal value of Stock | - | 927 |
| Creation of Liability for Settlement of Relinquished Shares | (396) | |
| **Changes In Operating Assets And Liabilities:** | | |
| Prepaids and Other Current Assets | - | 500 |
| Accounts Payable | - | (3,575) |
| Accrued Interest | - | (2,067) |
| Accrued Payroll | 788,057 | - |
| **Net Cash Used In Operating Activities** | **(384,274)** | **(510,949)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | - | - |
| **Net Cash Used In Investing Activities** | **-** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of stocks | 62 | - |
| Repayment of Shareholder Loan | - | (13,975) |
| Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs) | - | 600,000 |
| **Net Cash Provided By Financing Activities** | **62** | **586,025** |
| | | |
| **Change In Cash and Cash Equivalents** | **(384,213)** | **75,077** |
| Cash and Cash Equivalents—Beginning Of The Year | 448,377 | 373,301 |
| **Cash and Cash Equivalents—End Of The Year** | $ 64,164 | $ 448,377 |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During The Year For Interest | $ - | $ - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Redivivus Inc. was incorporated on January 27, 2020, as a Colorado Corporation.  On August 24, 2023, the company underwent a conversion to a Delaware Corporation. The financial statements of Redivivus Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in El Segundo, California.

Redivivus specializes in lithium-ion battery recycling, offering comprehensive services that encompass logistics, battery passivation, and material recovery for end-of-life batteries. Their proprietary Redi-Shred® technology safely neutralizes batteries in any state of charge or health, facilitating efficient and secure recycling processes.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5 years |

## Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

## Income Taxes

Redivivus Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as, control of the promised goods or services is transferred to customers.

The Company will earn revenue from the sale of its safe transportation of battery material and cost-effective recycling that supports long-term, multi-planetary life.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 13, 2025, which is the date the financial statements were issued.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Accrued Payroll | $ | 734,510 | $ | - |
| Accrued Expenses | | 53,547 | | |
| Fees for Separation Agreement | | 70,505 | | - |
| **Total Other Current Liabilities** | $ | **858,562** | $ | **-** |

## 4.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Equipment | $ | 62,450 | $ | 62,450 |
| **Property and Equipment, at cost** | | **62,450** | | **62,450** |
| Accumulated Depreciation | | (28,086) | | (15,606) |
| **Property and Equipment, net** | $ | **34,364** | $ | **46,844** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $12,480 and $12,484, respectively.

## 5.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 25,000,000 shares of Common stock with a par value of $0.0001 as a Delaware Corporation. As of December 31, 2024, and December 31, 2023, 6,953,980 and 10,295,215 shares have been issued and were outstanding, respectively.

In 2024, the Company entered into separation agreements with three shareholders, under which they relinquished and transferred a total of 3,958,100 shares of common stock back to the Company. In exchange, the Company agreed to make separation payments totaling $70,505, payable in five monthly installments, beginning on the earlier of (i) January 1, 2025, or (ii) two business days after securing at least $3,000,000 in new capital from the next qualified financing. If the Company fails to complete the payments by June 1, 2025, it will be required to issue fully vested stock options. The $70,505 has been recorded as Fees for Separation Agreement under Other Current Liabilities.

## 6.   SHARE-BASED COMPENSATION

In 2023, the Company authorized the Stock Option Plan (the "Plan") to provide equity-based incentives to employees, non-employee directors, and non-employee consultants. In 2024, the Company approved an increase in the total share allocation under its Equity Plan, expanding the number of shares from 1.5 million to 7.7 million. This adjustment was made to support the Company's long-term growth strategy and align with its equity-based compensation and financing objectives. The increase was formally approved through a Written Consent of Stockholders on October 4, 2024.

Under the Plan, the Company has now reserved 7,666,876 shares of its Common Stock for the issuance of stock options, stock appreciation rights, and stock awards (performance shares). Stock options generally have an exercise price no lower than the fair market value of the underlying stock at the grant date and a four-year term. The number of awards granted annually to an individual is subject to specific limits based on the award type.

**Stock Options**

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| | |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2022 | $ - | $ - | - |
| Granted | 41,040 | 0.55 | - |
| Exercised | - | - | - |
| Expired/Cancelled | - | - | - |
| Outstanding at December 31, 2023 | 41,040 | $ 0.55 | 9.79 |
| Exercisable Options at December 31, 2023 | - | $ - | - |
| Granted | 6,815,340 | 0.14 | - |
| Exercised | - | - | - |
| Expired/Cancelled | - | - | - |
| Outstanding at December 31, 2024 | 6,815,340 | $ 0.14 | 9.99 |
| Exercisable Options at December 31, 2024 | 1,294,408 | $ 0.14 | 9.99 |

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $168,817 and $2,951, respectively.

## 7. DEBT

**Simple Agreements to Future Equity**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| Simple Agreements for Future Equity | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of December 31, | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | 2024 | 2023 |
| SAFE 2023 | $ 600,000 | Fiscal Year 2023 | No Set | 75% | $ 600,000 | $ 600,000 |
| Fair Value in Excess of Stated Value of Derivative Instrument | - | - | - | - | 4,671 | 4,671 |
| **Total SAFE(s)** | | | | | $ **604,671** | $ **604,671** |

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

## 8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

| For The Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (403,805) | $ (153,113) |
| Valuation Allowance | 403,805 | 153,113 |
| Net Provision for Income Tax | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (871,335) | $ (467,531) |
| Valuation Allowance | 871,335 | 467,531 |
| Total Deferred Tax Asset | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,920,025, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,920,025. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9. RELATED PARTY

In 2024, the Company accrued payroll for the period from March 2024 to December 31, 2024, for the following key management personnel and therefore a related party: Mike Chalapong, COO ($134,721), Jian Chai, CFO ($156,698), Erika L. Guerrero, CEO ($214,271), and Lucas R. Workman, Chief Battery Scientist ($214,271). The outstanding balance of the accrued payroll on December 31, 2024, is $719,961. These individuals are shareholders and key employees of the Company.

## 10.  COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,353,233, an operating cash flow loss of $384,274 and liquid assets in cash of $64,164, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**CERTIFICATION**

I, Jian Chai, Principal Executive Officer of Redivivus Inc., hereby certify that the financial statements of Redivivus Inc. included in this Report are true and complete in all material respects.

*Jian Chai*

CFO